September 22, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes, Assistant Director Dorie Yale, Staff Attorney

Re:	McGraw Conglomerate Corporation
Registration Statement on Form 1-A File No. 024-10657 Withdrawal of Request for Acceleration of Effectiveness

Dear Ms. Hayes:

On September 19, 2017, McGraw Conglomerate Corporation (the “Registrant”) filed a Request for Acceleration of its Form 1-A (File No. 024-10657) pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, seeking s acceleration of the effective date of its Offering Statement (File No. 024-10657) to 2:00 p.m. Eastern Daylight Time on Friday, September 22, 2017, or as soon as practicable thereafter. Per the staff’s request, Registrant hereby withdraws such Request for Acceleration.

Very truly yours,

MCGRAW CONGLOMERATE CORPORATION

/s/ Kinney L. McGraw
CEO and President

cc: Randall S. Goulding

1900 E Golf Rd, Schaumburg, IL 60173 / 888-525-0010 / admin@mcgrawusa.com